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                         December 1, 2020

       Edward Wholihan
       Chief Financial Officer
       Allena Pharmaceuticals, Inc.
       One Newton Executive Park, Suite 202
       Newton, Massachusetts 02462

                                                        Re: Allena
Pharmaceuticals, Inc.
                                                            Registration
Statement on Form S-3
                                                            File No. 333-250992
                                                            Filed November 30,
2020

       Dear Mr. Wholihan:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Abby
Adams at (202) 551-6902 with any questions.




                         Sincerely,


                         Division of Corporation Finance

                         Office of Life Sciences
       cc:                                              Michael Bison, Esq.